Exhibit 99.1

SAI Announces Closing of Business Combination With TradeUP Global Corporation

The combined company to begin trading on the Nasdaq Stock Market on May 2, 2022 under the ticker symbols “SAI” and “SAITW”

SINGAPORE, April 29, 2022 (GLOBE NEWSWIRE) – SAI.TECH Global Corporation (“SAI.TECH” or “SAI”), a global energy-saving bitcoin mining operator and a clean-tech company that integrates Bitcoin mining, heating and power industries, announced today that it is closing today, April 29, 2022, the previously announced business combination of SAITECH Limited and TradeUP Global Corporation (“TradeUP”).

The transaction was approved by TradeUP shareholders on April 22, 2022. In connection with the transaction, TradeUP was renamed to “SAI.TECH Global Corporation.” The Class A ordinary shares and warrants of SAI will commence trading on the Nasdaq Stock Market on May 2, 2022, under the new ticker symbols, “SAI” and “SAITW,” respectively. Such shares and warrants also reflect the continuation of the same shares and warrants of TradeUP Global Corporation under the company’s new name following the completion of its business combination with SAITECH Limited, which has become a wholly owned subsidiary of SAI.

“Today marks an important milestone for SAI. I want to start off by thanking everyone who played a part in making SAI become a global leader in the Bitcoin mining industry and a listed company on Nasdaq.” said Arthur Lee, Founder and Chief Executive Officer of SAI.TECH. “SAI is a game changer in the global Bitcoin mining industry because our innovation goes beyond Bitcoin mining. We believe our revolutionary liquid cooling and waste heat recovery technology will reshape the computing infrastructure for the Bitcoin network while simultaneously promoting the electrification and decarbonization of the world’s traditional heating industry.”

TradeUP Global Corporation’s Chairman and Co-Chief Executive Officer and the controlling owner of its sponsor, Jianwei Li, is continuing as a director of the combined company. Mr. Li has a demonstrated track record of successful venture capital investments in disruptive technologies including Cloud / SaaS / AI / Robotics / Drone / Network security. He has served as the founding and managing partner of Zhencheng Capital, a venture capital firm specializing in early-stage technology investments since 2016. In his past career, Mr. Li occupied senior positions in renowned investment institutions and consulting groups including ZhenFund, Sequoia Capital China, Fidelity Growth Partners Asia and Boston Consulting Group. He also serves as Chairman & Co-Chief Executive Officer of other special purpose acquisition companies - TradeUP Acquisition Corp., which consummated its initial public offering in July 2021; and TradeUp 88 Corp., which filed a registration statement for its initial public offering in 2021 and remains in process.

“I am very delighted to be joining SAI as a director,” said Mr. Jianwei Li. “We are firmly supportive to help SAI promote their innovative and high ESG criteria technology and operation to the global market. As one of the most attractive new asset classes, cryptocurrency, especially Bitcoin, has accelerated its institutional acceptance in recent years. However, its energy-intensive infrastructure has impeded its widespread adoption and public trust with this class of assets. SAI is the most unique Bitcoin mining operator we observed globally who has a set of mature energy-saving technology and solutions that can lead the transition of the industry to a green future.”

“By entering the global market, we will continue to make revolutionary changes in the industry.” added Arthur Lee. “We launched SAIHUB 3.0 – the next-generation Bitcoin mining integrated solutions featured by greater energy efficiency and an all-in-one cloud management APP earlier this year,” he said. “I can’t wait to see SAI’s next step as we are working together with global industry partners to build a silicon-based world driven by sustainable high-performance computing, available clean power and innovative chip heating.”

On March 28, 2022, SAI announced it has joined two international district heating associations, including Euroheat & Power (EHP) which is headquartered in Brussels, Belgium, and the International District Energy Association (IDEA) which is headquartered in Westborough, Massachusetts of the United States. SAI expects to collaborate with global leading energy and energy service companies, utilities operators, heating equipment manufacturers, universities and research institutes with support from the two organizations to promote clean heating and build a sustainable Bitcoin mining infrastructure with SAI’s unique liquid cooling and waste heat recovery expertise.

About SAI

SAI is a global energy-saving Bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power and heating industries. SAI uses proprietary liquid cooling and waste heat recovery technology for its digital asset mining machines, which utilizes waste heat to provide recycled energy and heating to potential customers while lowering mining operating costs. SAI strives to globally become the most energy-efficient digital asset mining operations company, while simultaneously promoting the clean transition of the bitcoin mining, power and heating industries. For more information on SAI, please visit https://sai.tech/.

Forward-Looking Statements

This Press Release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  SAI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, SAI’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the closing. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. SAI cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SAI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact

r@sai.tech